Exhibit 1

ECTEL LTD.

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 25, 2008

To the Shareholders of ECtel Ltd. (the “Company,” “we,” “our” or “us”):

Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the “Annual Meeting”) of the Company will be held on Thursday, September 25, 2008, at 5:00 p.m. (Israel time) at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh Ha’ayin, Israel, for the following purposes:

1.	Re-election of Yair Cohen, Ra’anan Cohen and Rami Entin to the Board of Directors of the Company (the “Board”);

2.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company’s auditors and authorization of the Audit Committee and Board of Directors to determine the compensation of the auditors;

3.	Review of our audited financial statements for the year ended December 31, 2007; and

4.	Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

Shareholders of record at the close of business on August 8, 2008 are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Shareholders who are unable to attend the Annual Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in no event later than 72 hours prior to the time set for the Annual Meeting) in the pre-addressed envelope provided. Shareholders who attend the Annual Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share or shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

By Order of the Board of Directors, Hadar Solomon Vice-President, General Counsel & Corporate Secretary

Rosh Ha’ayin, Israel
Date: August 20, 2008

PROXY STATEMENT

ECTEL LTD.

10 AMAL STREET, AFEK INDUSTRIAL PARK,

ROSH HA’AYIN, ISRAEL

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of Ordinary Shares, nominal value NIS 0.04 per share (the “Ordinary Shares”), of ECtel Ltd. (the “Company,” “we,” “our” or “us”) in connection with the solicitation by the Board of proxies for use at the 2008 Annual General Meeting of Shareholders (the “Annual Meeting”), or at any adjournments thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Annual Meeting will be held on Thursday, September 25, 2008, at 5:00 p.m. (Israel time) at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh Ha’ayin, Israel.

The Annual Meeting is convened for the following purposes:

1.	Re-election of Yair Cohen, Ra’anan Cohen and Rami Entin to the Board of Directors of the Company (the “Board”);

2.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company’s auditors and authorization of the Audit Committee and Board of Directors to determine the compensation of the auditors;

3.	Review of our audited financial statements for the year ended December 31, 2007; and

4.	Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

        We are not aware of any other matters that will come before the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed.

        Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 72 hours prior to the Annual Meeting, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described in Items 1 and 2 above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual Meeting or any adjournment thereof.

        Proxies for use at the Annual Meeting are being solicited by the Board. Only shareholders of record at the close of business on August 8, 2008 will be entitled to vote at the Annual Meeting. Proxy materials are being mailed to shareholders on or about August 20, 2008 and proxies will be solicited by the Company primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On July 29, 2008, the Company’s outstanding share capital was comprised of 16,686,401 Ordinary Shares, each of which entitled the holder thereof to one vote in respect of each of the matters to be presented at the Annual Meeting. Pursuant to the Company’s Amended and Restated Articles of Association, two or more holders who hold in the aggregate at least twenty five percent (25%) of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote, will constitute a quorum at the Annual Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information, as of July 29, 2008, concerning (i) person(s) or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all directors and officers of the Company as a group:

	Shares Beneficially Owned
Name	Number	Percentage

IDB Holding Corporation Ltd. and its subsidiaries (1)	6,284,955	37.67%
Diker GP, LLC (2)	2,657,810	15.93%
Potomac Capital Management, LLC (3)	1,065,916	6.39%
Directors and Executive Officers as a Group (9 persons) (4)	632,989	3.79%

(1) Based upon notifications from IDB Holding Corporation Ltd. (“IDBH”), Koor Industries Ltd (“Koor”) and Clal Industries and Investments Ltd. (“Clal”) sent to us on August 3, 2008, August 4, 2008 and August 11, 2008, respectively. This number of shares includes: (a) 3,498,836 of our ordinary shares held by Koor which is an Israeli corporation. Koor’s ordinary shares are traded on the Tel Aviv Stock Exchange (the “TASE”); (b) 2,767,153 of our ordinary shares held directly by Clal Electronics Industries Ltd. (“CEI”), which is a wholly-owned subsidiary of Clal. CEI and Clal are Israeli corporations. Clal’s shares are traded on TASE; (c) 9,483 of our ordinary shares held directly by IDB Development Corporation Ltd. (“IDBD”), (but does not include (i) 4,899 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange-traded funds and insurance policies that are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. (“CIEH”), a majority-owned subsidiary of IDBD (“CIEH”) and (ii) 177 ordinary shares that are held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers). IDBD and Clal Insurance are Israeli corporations, whose shares are traded on TASE; and (d) 9,483 of our ordinary shares held by Badal Securities Ltd. (“Badal”), a wholly-owned subsidiary of IDBH. Badal and IDBH are Israeli corporations. IDBH’s shares are traded on TASE.

Approximately 49.5% of Koor’s ordinary shares are held by Discount Investment Corporation Ltd. (“DIC”), and approximately 10% of Koor’s ordinary shares are held directly by IDBD. DIC is an Israeli corporation whose shares are traded on TASE. Clal and DIC are controlled by IDBD. IDBD is controled by IDBH.

IDBH is controlled as follows: (a) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 54.72 of the outstanding shares of IDBH; (b) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (c) Avraham Livnat Ltd (“Livnat”), a private Israeli company controlled by Avraham Livnat, holds directly and through a wholly-owned subsidiary, approximately 13.25% of the outstanding shares of IDBH; and (d) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Yitzhak and Ruth Manor holds, directly and through a majority-owned subsidiary, approximately 13.24% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Manor and Livnat have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of Badal and IDBD, and by reason of IDBD’s control of Clal, CEI, Clal Insurance, DIC, Koor, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth and Yitzhak Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Badal, IDBD, Clal, CEI, Clal Insurance, DIC and Koor the power to vote and dispose of our ordinary shares held by these entities.

(2) Based upon a Form 4 filed with the SEC on July 14, 2008. As the sole general partner of the Diker Funds (Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd.), Diker GP, LLC, Delaware limited liability company (“Diker GP”) has the power to vote and dispose of the ordinary shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management, LLC, a Delaware limited liability company, (“Diker Management”) serves as the investment manager of the Diker Funds. Accordingly, Diker Management, LLC, may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management, LLC and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be beneficial owners of shares beneficially owned by Diker GP and Diker Management.

(3) Based upon a Schedule 13F filed with the SEC on March 31, 2008. Following are the entities which acquired the shares which are the subject of the aforementioned Schedule 13F: (a) Potomac Capital Partners LP, a private investment partnership formed under the laws of State of Delaware. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital Management LLC; (b) Potomac Capital International Ltd., an international business company formed under the laws of the British Virgin Islands. Potomac Capital Management Inc. is the Investment Manager of Potomac Capital International Ltd. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc., and a Director of Potomac Capital International Ltd.; (c) Pleiades Investment Partners-R, LP, a private investment partnership formed under the laws of the State of Delaware. Potomac Capital Management Inc. is the Investment Manager of a managed account of Pleiades Investment Partners-R, LP. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc.

(4) Includes 618,824 Ordinary Shares underlying options that are either currently exercisable or that will become exercisable within 60 days after the date of this Proxy Statement.

PROPOSED RESOLUTIONS

ITEM 1 – RE-ELECTION OF DIRECTORS

        The Company currently has a Board consisting of five (5) directors, including two (2) “external directors” appointed in accordance with the requirements of Israeli law, as discussed further below. Those directors who are not external directors are elected annually. At the Annual Meeting, shareholders will be asked to re-elect Messrs. Yair Cohen, Ra’anan Cohen and Rami Entin, none of whom are external directors, to the Board. The Board has nominated these individuals to be elected as directors.

        Yair Cohen has served as the Chairman of our Board since August 2006. Mr. Cohen has served as a Vice President of Elron Electronic Industries Ltd. (“Elron”) since July 2005. From 2000 until joining Elron, Mr. Cohen served as a Brigadier General in Unit 8200, the central military intelligence unit of the Israeli Defense Force, engaged in the development of advanced technology. Mr. Cohen serves on the boards of several Elron group companies. Mr. Cohen holds a B.A. degree in History and Arabic (summa cum laude) from Bar-Ilan University, Israel, and an M.A. degree in Management of National Resources (summa cum laude) from Industrial College (NDU), United States.

        Ra’anan Cohen has served as one of our directors since July 2007. Mr. Cohen was appointed Chief Executive Officer of Koor in July 2006. Mr. Cohen served as President and Chief Executive Officer of Scailex Corporation Ltd. (formerly Scitex) from 2004 to July 2006. He also serves as Vice President of Discount Investments Corporation Ltd. (“DIC”), Koor’s controlling shareholder, since August 2001 and previously served as Executive Assistant to the Chief Executive Officer of DIC from 1999. Prior to joining DIC, Mr. Cohen was an associate with McKinsey & Company, Inc. in London, beginning in 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar. Mr. Cohen is a member of the board of directors of a number of companies in the IDB group, including Makhteshim Agan Industries Ltd. and Cellcom Israel Ltd. Mr. Cohen holds a B.A. degrees in Law and in Economics from Tel Aviv University and an M.A. in management from J.L. Kellogg Graduate School of Management at Northwestern University, United States.

        Rami Entin has served as one of our directors since June 2004. From 2001 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999, he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin is an external director of Solomon Holdings Ltd., Cimatron Ltd and of BSP Ltd., and is director of Hilan Tech Ltd. and of Gilon BI Limited. Mr. Entin holds a B.A. degree in Accounting and Economics and an MBA degree from the Tel Aviv University, and he is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University, United States.

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that Yair Cohen, Ra’anan Cohen and Rami Entin be, and each of them hereby is, re-elected to the Board.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing Resolution.

The Board recommends a vote FOR the re-election of each of the foregoing nominees.

ITEM 2 – RE-APPOINTMENT OF AUDITORS

It is proposed to re-appoint Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting. Somekh-Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors. The shareholders will also be asked to authorize the Audit Committee and Board of Directors to determine the compensation of the auditors.

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, be, and they hereby are, appointed as auditors of the Company until the next annual general meeting; and that the Audit Committee and Board of Directors are hereby authorized to determine Somekh-Chaikin’s compensation.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the re-appointment of Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting, and authorizing the Audit Committee and Board to determine the auditors’ compensation.

        The Board recommends a vote FOR approval of this proposed Resolution.

OTHER BUSINESS

        The Board will present to the Annual Meeting the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2007, a copy of which is attached hereto. Our Audited Consolidated Financial Statements are enclosed, but are not part of the proxy solicitation material.

        Other than as set forth above, management knows of no business to be transacted at the Annual Meeting but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Hadar Solomon Vice-President, General Counsel & Corporate Secretary

Rosh Ha’ayin, Israel
Date: August 20, 2008

ECtel Ltd. and Subsidiaries

Consolidated Financial
Statements
as at and for the year ended
December 31, 2007

ECtel Ltd. and Subsidiaries

Consolidated Financial Statements as at and for the year ended December 31, 2007

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

To the Board of Directors and Shareholders
ECtel Ltd.:

We have audited the accompanying consolidated balance sheets of ECtel Ltd. and its subsidiaries (“the Company”), as at December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10I to the consolidated financial statements, a class action lawsuit has been filed against the Company.

As discussed in Note 2N to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
June 18, 2008

ECtel Ltd. and Subsidiaries

Consolidated Balance Sheets as at December 31

		2007	2006
	Note	$ in thousands

Assets

Current assets
Cash and cash equivalents	14A	5,668	6,101
Short-term investments	4	5,652	19,751
Receivables:
Trade, net of allowance for doubtful accounts	14B	8,612	8,926
Other	14C	1,372	927
Related parties	13B	17	353
Work in progress		282	353
Inventories	3	2,247	2,254

Total current assets		23,850	38,665

Long-term marketable securities	4	17,760	11,278

Long-term other assets	5	1,612	1,531

Property, plant and equipment, net	6	2,115	2,342

Goodwill	7	11,322	11,322

Other intangible assets, net	8	292	386

Total assets		56,951	65,524

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

		2007	2006
	Note	$ in thousands

Liabilities and Shareholders' equity

Current liabilities
Payables:
Trade		4,737	4,006
Related parties	13B	18	18
Advances from customers		966	605
Other payables and accrued liabilities	14D	5,796	8,433

Total current liabilities		11,517	13,062

Long-term liabilities
Liability for employee severance benefits		2,352	2,505

Total liabilities		13,869	15,567

Commitments and contingencies	10

Shareholders' equity	11
Share capital
Ordinary shares NIS 0.04 par value per share, Authorized
125,000,000 shares; issued and outstanding 16,686,401
shares as at December 31, 2007 and 16,364,668 shares
as at December 31, 2006		221	218
Treasury shares at cost - 2,304,794 ordinary shares as at
December 31, 2007 and 2006		(11,472)	(11,472)
Capital surplus		77,122	75,021
Accumulated loss		(22,611)	(13,810)
Accumulated other comprehensive loss		(178)	-

Total shareholders' equity		43,082	49,957

Total liabilities and shareholders' equity		56,951	65,524

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Operations for the years ended December 31

		2007	2006	2005
	Note	$ in thousands, except per share data

Revenues	14E	20,898	28,802	23,151
Cost of revenues	13, 14F	10,185	13,634	10,985

Gross profit		10,713	15,168	12,166
Research and development costs, net	13, 14G	4,789	4,277	3,622
Selling and marketing expenses	13, 14H	8,546	9,502	6,917
General and administrative expenses	13, 14I	5,757	3,812	4,099
Restructuring and related impairment costs	17	-	-	360
Acquisition-related expenses	18	-	640	-
Amortization of acquisition-related
intangible assets	7	94	466	49

Operating loss		(8,473)	(3,529)	(2,881)
Financial expenses	13, 14J	(533)	(797)	(448)
Financial income	14J	1,692	2,030	1,942
Impairment of Auction Rate Securities	4	(1,560)	-	-

Loss before taxes on income		(8,874)	(2,296)	(1,387)

Income tax benefit (expense)	12	73	(4)	20

Net loss		(8,801)	(2,300)	(1,367)

Loss per ordinary share
Net basic and diluted loss per
ordinary share:		(0.53)	(0.13)	(0.08)

Weighted average number of
shares outstanding		16,671,488	17,747,699	18,159,277

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2007, 2006 and 2005

	Ordinary shares	Share capital	Treasury shares	Capital surplus	Accumulated loss	Accumulated other comprehensive loss	Comprehensive loss	Total shareholders' equity
	Number	$ in thousands

Balance at December 31, 2004	18,151,172	214	-	72,618	(10,143)	-	-	62,689

Exercise of stock options	17,917	*	-	46	-	-	-	46
Net loss	-	-	-	-	(1,367)	-	(1,367)	(1,367)

Comprehensive loss							(1,367)

Balance at December 31, 2005	18,169,089	214	-	72,664	(11,510)	-	-	61,368

Exercise of stock options	500,373	4	-	1,362	-	-	-	1,366
Share-based compensation	-	-	-	995	-	-	-	995
Repurchase of shares	(2,304,794)	-	(11,472)	-	-	-	-	(11,472)
Net loss	-	-	-	-	(2,300)	-	(2,300)	(2,300)

Comprehensive loss							(2,300)

Balance at December 31, 2006	16,364,668	218	(11,472)	75,021	(13,810)	-	-	49,957

Exercise of stock options	321,733	3	-	971	-	-	-	974
Share-based compensation	-	-	-	1,130	-	-	-	1,130
Comprehensive loss:
Net loss	-	-	-	-	(8,801)	-	(8,801)	(8,801)
Unrealized loss on marketable securities	-	-	-	-	-	(178)	(178)	(178)

Comprehensive loss							(8,979)

Balance at December 31, 2007	16,686,401	221	(11,472)	77,122	(22,611)	(178)		43,082

* Represents an amount less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31

	2007	2006	2005
	$ in thousands

Cash flows from operating activities
Net loss	(8,801)	(2,300)	(1,367)

Adjustments to reconcile net loss to
cash (used in) provided by operating activities:

Depreciation and amortization	600	1,077	1,059
Impairment of Auction Rate Securities	1,560	-	-
Loss on sale of long-term marketable securities	31	-	-
(Gain) loss on sale of property, plant and equipment	-	(11)	50
Premium amortization of long-term marketable securities	18	139	275
Share-based compensation expenses	1,130	995	-

Changes in operating assets and liabilities:
(Increase) decrease in trade receivables, net	314	(3,151)	9,147
Decrease (increase) in other receivables	(445)	611	269
Decrease in inventories	7	583	1,652
Decrease (increase) in work in progress	71	(353)	-
Deposits in respect of employee severance obligations	(141)	(34)	(31)
Increase (decrease) in trade payables	831	(521)	1,482
Increase (decrease) in advances from customers	361	(840)	(2,504)
Changes in related parties, net	336	(354)	244
(Decrease) increase in other payables and accrued liabilities	(2,618)	2,562	(6,024)
Increase (decrease) in liability for employee
severance benefits	21	(503)	113

Net cash (used in) provided by operating activities	(6,725)	(2,100)	4,365

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

	2007	2006	2005
	$ in thousands

Cash flows from investing activities
Changes in short-term investments, net	(3,373)	10,086	1,315
Capital expenditure on property, plant and equipment	(381)	(606)	(354)
Acquisition of consolidated subsidiaries, less cash
acquired (see A below)	-	-	(1,833)
Payments in consideration of acquisition of newly
consolidated subsidiaries	(158)	(1,185)	-
Long-term (funding) deposits withdrawal	25	(33)	50
Proceeds from sale of property, plant and equipment	2	11	68
Proceeds from maturity of long-term marketable securities	20,778	8,999	2,000
Investment in long-term marketable securities	(11,575)	(10,775)	(11,530)

Net cash (used in) provided by investing activities	5,318	6,497	(10,284)

Cash flows from financing activities
Repurchase of shares	-	(11,472)	-
Exercise of stock options	974	1,366	46

Net cash (used in) provided by financing activities	974	(10,106)	46

Net decrease in cash and cash equivalents	(433)	(5,709)	(5,873)

Cash and cash equivalents at beginning of the year	6,101	11,810	17,683

Cash and cash equivalents at end of the year	5,668	6,101	11,810

Supplemental disclosures:

Interest expenses paid	629	10	-
Income taxes paid, net	-	-	1,473

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

2005
$ in thousands

A. Acquisition of consolidated subsidiaries

Trade receivables	(623)
Inventory	(376)
Other receivables	(122)
Trade payables	483
Other payables and accrued liabilities	3,050
Property, plant and equipment, net	(40)
Goodwill	(3,558)
Third party relations	(159)
Core technology	(349)
Customer contracts	(171)
Contractual customer relations	(130)
Long-term assets	(476)
Liability for employees severance benefits	638

Cash paid for net assets acquired	(1,833)

B.	Non-cash transactions

	2007	2006	2005
	$ in thousands

Purchase of property, plant and equipment
not yet paid	25	125	214

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – General

ECtel Ltd. and its subsidiaries (hereinafter – “the Company”) provide Integrated Revenue Management (IRM) solutions for communications services providers. ECtel Ltd. was established and commenced operations in April 1990. In October 1999, the Company completed an initial public offering of its ordinary shares on the Nasdaq National Market.

On December 29, 2005, ECtel Ltd. acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd., two sister companies held by Elron Electronic Industries Ltd., (see Note 7).

ECtel Ltd.‘s eight subsidiaries are ECtel Inc., ECtel (2000) UK Limited, ECtel B.V, ECtel GmbH, Telrad Hawk Net-I Ltd. (in voluntary liquidation), ECtel Telesoft Ltd., ECtel Telesoft Export (98) Ltd. and ECtel EOOD Bulgaria, which was incorporated in December 2006.

Note 2 – Significant Accounting Policies

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

A.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.

B.	Foreign currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”).

Most of the Company’s sales are made outside of Israel (see Note 14E regarding geographical distribution) and are made primarily in dollars. Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”, of the Financial Accounting Standards Board (“FASB”) of the United States.

All exchange gains and losses resulting from monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such exchange gains and losses are included in the same statement of operations items in which the related transactions are included.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

C.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase, to be cash equivalents. Marketable securities that have an original maturity of three months or less are considered to be cash equivalents.

D.	Short-term investments

Short-term deposits and marketable securities with maturity dates between 91 to 365 days, are considered to be short-term investments (see also Note 2G).

E.	Allowance for doubtful accounts receivable – trade

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors’financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote (see Note 14B).

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the moving average method.

G.	Long-term marketable securities

Long-term marketable securities consist of Corporate Bonds, Auction Rate Securities and U.S. Government Agencies debt securities. The Company classifies its Corporate Bonds and U.S. Government Agencies debt securities as held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. The Company classifies its Auction Rate Securities as available-for-sale. Marketable securities available-for-sale are carried at fair value, held for an indefinite period of time and intended for use in meeting the Company’s ongoing liquidity needs. Unrealized gains and losses on available-for-sale securities, which are deemed to be temporary, are reported as a separate component of shareholders’ equity, net of tax.

Any decline in the market value of any held-to-maturity or available-for-sale security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight-line method. Interest income is recognized when earned.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

H.	Property, plant and equipment

1.	Property, plant and equipment are stated at cost less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

Machinery and equipment	10% - 33% (mainly 20%)
Office furniture and equipment	6%

Leasehold improvements are amortized by the straight-line method over the shorter of their useful lives or the terms of the leases.

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.	Upon the sale or retirement of equipment, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of operations.

I.	Goodwill and other intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During 2007, 2006 and 2005, the Company performed its annual impairment review of goodwill and concluded that there was no impairment in those years.

Intangible assets that have finite useful lives are amortized over their expected useful lives and are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

J.	Revenue recognition

1.	Revenues from product sales (which include software) are recognized, in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, when all the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

J.	Revenue recognition (cont’d)

The Company includes post contract customer support (PCS) within the price of the product sale. This PCS is for a one-year period and includes a standard product warranty and upgrades and enhancements to correct minor bugs or errors in the software. The cost of providing the PCS is insignificant and the warranty and bug fixes have been infrequent. Therefore, the PCS revenue is recognized upon delivery of the product in accordance with SOP 97-2.

The Company uses the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and vendor-specific objective evidence of the fair value of all undelivered elements exists. Vendor-specific objective evidence of fair value is based on the normal pricing practices for those products and services when sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established.

When a software product is sold together with implementation or consulting services, product fees are recognized upon delivery, provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered.

If, at the outset of an arrangement, the arrangement fee is determined as not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If, at the outset of the arrangement, collectibility is determined to be not probable, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If an arrangement provides for customer acceptance, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

2.	Revenues from product maintenance and support contracts are recognized on a straight-line basis over the term of the support period. The majority of the Company’s maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by the Company during the term of the support period.

3.	Revenues from contracts requiring significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts”. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

If collectibility is determined as not being probable, the Company recognizes revenues from contracts with significant design, development, modification and customization of the software, using the completed-contract method.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

J.	Revenue recognition (cont’d)

4.	Value added taxes applied on sales collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, are excluded from revenues, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How taxes collected from customers and remitted to Governmental Authorities should be presented in the Income Statement”. The Company has historically presented such taxes on a net basis.

K.	Research and development costs

1.	Research and development costs, are charged to the consolidated statements of operations as incurred. The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, (the “OCS”) as a reduction of research and development expenses. Royalties payable to OCS are recognized pursuant to sale of related products and are classified as cost of revenues.

2.	Software development costs are expensed as incurred until the phase where technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of the Company’s products and their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material. Accordingly, no software development costs have been capitalized by the Company.

L.	Liability for employee severance benefits

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided for by monthly deposits in insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

M.	Income taxes

The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes”. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax bases of assets and liabilities and their respective financial reporting amounts as well as tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in which those temporary differences are expected to be reversed or settled. The tax effect resulting from a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such assets will not be realized.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

M.	Income taxes (cont’d)

The Company’s accounting policy is to accrue interest related to unrecognized tax benefits as a component of interest expense while penalties are included as a part of general and administrative expenses in the consolidated statement of operations.

N.	Share incentive plans

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”. This statement replaces SFAS No. 123, and supersedes APB No. 25. SFAS 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award on the date of grant. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations for the years ended December 31, 2007 and 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the year ended December 31, 2005, the Company accounted for forfeitures as they occurred.

Estimated grant date fair value is determined using the “Black-Scholes” option-pricing model. Effective January 1, 2006, the value of stock options is recognized as compensation expense over the requisite service period of the entire award.

For purposes of the pro forma disclosure relating to year ended December 31, 2005 the value of the options is estimated using a “Black-Scholes” option-pricing model and amortized to expense over the options’ service periods with forfeitures recognized as they occurred. The following table illustrates the effect on net loss for the year ended December 31, 2005 as if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock plans prior to adoption of SFAS No. 123(R) on January 1, 2006.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

N.	Share incentive plans

Year ended December 31 2005
(In $ thousands, except-per share data)

Net loss as reported	(1,367)
Less: Application of Stock-Based compensation
Expense according to SFAS 123	(1,738)

Net loss - pro forma	(3,105)

Basic and diluted loss per ordinary share ($):
As reported	(0.08)

Pro forma	(0.17)

O.	Derivative financial instruments

The Company accounts for derivative financial instruments according to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivative instruments include forward exchange and purchase contracts. Under SFAS 133, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income under shareholders’ equity until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company actively evaluates the creditworthiness of the financial institutions that are counter parties to derivative financial instruments, and does not expect counter parties to fail to meet their obligations.

P.	Earnings (loss) per Ordinary Share

Basic and diluted earnings (loss) per ordinary share are presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic earnings (loss) per ordinary share are calculated by dividing the net income (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. For the years ended December 31, 2007, 2006 and 2005, diluted earnings (loss) per share is the same as basic earnings (loss) per share as the effect of the inclusion of 2,090,999, 2,351,914 and 3,260,493 common stock equivalents in 2007, 2006 and 2005 respectively, would be “anti-dilutive”.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

Q.	Estimations and assumptions in the financial statements

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and assumptions used are management’s best estimates based on experience and historical data, however actual results could differ from those estimates.

R.	Accumulated other comprehensive loss

Accumulated other comprehensive loss, presented in shareholders’ equity, includes unrealized loss on marketable securities.

S.	Long-lived assets

The Company accounts for long-lived assets under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized to the extent that the carrying amount value exceeds its fair value.

T.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management’s estimation and in accordance with the Company’s prior experience, (see also Note 10G).

U.	Recently Issued Accounting Standards

1.	In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, FASB Staff Position 157-2 deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

2.	In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

V.	Recently Adopted Accounting Standards

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have an effect on the Company’s financial condition, results of operations or cash flows. Additional disclosures on FIN 48 are included in Note 12I.

W.	Reclassification

Certain prior year figures have been reclassified to conform to current year presentation.

Note 3 – Inventories

Inventories consist of the following:

	December 31
	2007	2006
	$ in thousands

Raw materials and components	2,017	1,894
Work in process	230	337
Finished products	-	23

	2,247	2,254

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits

The Company’s investments in marketable securities consist primarily of investments in US Government Agencies, Auction Rate Securities and Corporate bonds.

(1)	The following table summarizes the Company’s marketable securities and deposits at December 31, 2007 and 2006 (regarding assumptions used for estimated fair value, see Note 16):

	December 31, 2007
	Cost basis	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands

Held to maturity securities:
US Government agencies	2,150	8	-	2,158
Corporate bonds	3,502	10	(4)	3,508

Short-term investments	5,652	18	(4)	5,666

Held to maturity securities:
US Government agencies	11,086	18	(19)	11,085
Corporate bonds	1,007	-	(9)	998
Available for sale securities:
Auction Rate Securities, net of impairments
(see (4) below)	5,667	-	-	5,667

Long-term marketable securities	17,760	18	(28)	17,750

	December 31, 2006
	Cost basis	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands

Held to maturity securities:
US Government agencies	6,503	-	(26)	6,477
Corporate bonds	4,938	-	(21)	4,917

Available for sale securities:
Auction Rate Securities	8,310	-	-	8,310

Short-term investments	19,751	-	(47)	19,704

Held to maturity securities:
US Government agencies	8,272	-	(34)	8,238
Corporate bonds	3,006	-	(20)	2,986

Long-term marketable securities	11,278	-	(54)	11,224

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

(2)	The following table summarizes the Company’s marketable securities by maturity date as at December 31, 2007:

	Amortized cost	Fair value
	$ in thousands	$ in thousands

Maturity date of long-term marketable securities:
2009	8,398	8,375
2010	9,362	9,375

	17,760	17,750

(3)	The following table shows the gross unrealized losses and fair value of the Company’s investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

As of December 31, 2007:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized Gains	Fair value	Unrealized Losses	Total Fair value	Total Unrealized Gain (Losses)
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Auction Rate
Securities	3,976	-	1,691	-	5,667	-
US Government
Agencies	7,561	9	5,682	(1)	13,243	8
Corporate bonds	1,504	1	3,002	(5)	4,506	(4)

Total	13,041	10	10,375	(6)	23,416	4

As of December 31, 2006:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Total Fair value	Total Unrealized Losses
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Auction Rate
Securities	8,310	-	-	-	8,310	-
US Government
Agencies	7,248	(25)	7,466	(36)	14,714	(61)
Corporate bonds	3,491	(13)	4,413	(27)	7,904	(40)

Total	19,049	(38)	11,879	(63)	30,928	(101)

The unrealized losses on the Company’s investments in US Government Agencies and Corporate bonds were caused by interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2007 and 2006.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

(4)	Auction Rate Securities Impairments

As of December 31, 2007, the Company had $7,405 thousand of principal invested in Auction Rate Securities (ARS). The Company has a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. The Company’s ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has recognized an impairment charge with respect to its ARS portfolio. As a result, it has recorded, an impairment charge of $1,560 thousand, which is considered “other than temporary”, and an unrealized loss of $178 thousand recorded in other comprehensive loss as a reduction of shareholders’ equity, which is considered a “temporary” impairment. Based on management’s evaluation that the Company’s ability and intent is to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007. All of these ARS are classified as long-term investments.

Note 5 – Long-Term Other Assets

	December 31
	2007	2006
	$ in thousands

Assets held for employee severance benefits	1,477	1,371
Long-term deposits	135	160

	1,612	1,531

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 – Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	Leasehold improvements	Machinery and equipment	Office furniture and equipment	Total
	$ in thousands

Cost
Balance at January 1, 2007	-	6,470	325	6,795
Additions	2	260	19	281
Disposals	-	(93)	-	(93)

Balance at December 31, 2007	2	6,637	344	6,983

Accumulated depreciation
Balance at January 1, 2007	-	4,405	48	4,453
Depreciation	-	485	21	506
Disposals	-	(91)	-	(91)

Balance at December 31, 2007	-	4,799	69	4,868

Property, plant and equipment, net

Balance at December 31, 2007	2	1,838	275	2,115

Property, plant and equipment, net

Balance at December 31, 2006	-	2,065	277	2,342

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 – Goodwill

Changes in net carrying amount of goodwill were as follows:

	Year ended December 31
	2007	2006
	$ in thousands

Opening balance	11,322	11,701
Adjustments relating to Telesoft acquisition	-	(379)

	11,322	11,322

As a result of the purchase of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd. (“Telesoft”) in 2005, goodwill in an amount of $3,558 thousand was created (as at the date of purchase). During January 2006, the Company paid to the Seller an additional amount of $21 thousand for adjustments, according to the purchase agreement.

As of the date of acquisition, the Company identified a certain pre-acquisition liability with respect to possible royalty payments to a third party in the amount of $400 thousand, which was not recorded in Telesoft’s books. During the year 2006, the Company reevaluated the liability and decided to reverse it, due to management’s assessment and future estimations.

The Company conducts its annual goodwill impairment test as of June 30 every year. The Company performed annual impairment tests during 2007, 2006 and 2005 and did not identify any further impairment losses.

Note 8 – Other Intangible Assets, Net

	December 31
	2007	2006
	$ in thousands

Telesoft acquisition - original cost:
Third party relations	159	159
Core technology	349	349
Customer contracts	171	171
Contractual customer relations	130	130

	809	809

Less - accumulated amortization	(517)	(423)

	292	386

The amortization expenses were $94 thousand and $423 thousand for each of the years ended December 31, 2007 and 2006, respectively.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 – Other Intangible Assets, Net (cont’d)

Future estimated amortization expenses:

Year ended December 31, 2007
$ in thousands

2008	97
2009	97
2010	98

Total	292

Note 9 – Liability for Employee Severance Benefits

A.	Employees of the Israeli Companies

Under Israeli law and labor agreements, Israeli companies are required to make severance and pension payments to its retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.	The liability in respect of certain employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The custody and management of the amounts so deposited is independent of any control by the Israeli companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

For some of the Company’s employees, the payments to the pension funds and insurance policies discharge the Company’s obligation to the employees, as required by the Severance Pay Law, in connection with Section 14.

Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans are included in the balance sheet.

3.	Expenses recorded in respect of severance and pension pay for the years ended December 31, 2007, 2006 and 2005 are $718 thousand, $133 thousand and $124 thousand, respectively.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Liability for Employee Severance Benefits (cont’d)

B.	Employees of ECtel Inc.

The U.S consolidated subsidiary, ECtel Inc., sponsors a 401(K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code. These contributions are not subject to federal income taxes until distributed to the employees. The subsidiary matches the employees’ contribution up to 5% of the employees’ earnings.

The subsidiary’s matching contributions with respect to this plan were $41 thousand, $36 thousand and $42 thousand in 2007, 2006 and 2005, respectively.

Note 10 – Commitments and Contingencies

A.	Lease commitments

The Company has entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad. The agreements expire on various dates from 2008 to 2012 (some have renewal options) and are in US dollars, local currencies or linked to the US dollar.

Future minimum annual rental payments which the Company is committed to pay under the above leases, at rates in effect at December 31, 2007, are as follows:

Year ending December 31:	$ in thousands

2008	1,320
2009	767
2010	604
2011	473
2012	232

As to rent expense in connection with the Company’s leased premises and vehicles, see Note 14K.

B.	Royalty commitments

The Company is committed to pay royalties for several approved programs to the Government of Israel, Ministry of Industry and Commerce and Office of Chief Scientist (hereinafter – “OCS”), on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development. The royalties are computed at the rate of 3%-3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate. Royalties to the Government of Israel are presented in cost of revenues (see Note 14F).

In April 2006, the Company repaid to the OCS an amount of $364 thousand, which represents the entire obligation of Telesoft, in connection with the grants participation received in prior years.

During the fourth quarter of 2006, the Company committed to repay in full its primary program, which the OCS had sponsored during prior years and in the R&D efforts of which the OCS had participated. The total amount to be paid to the OCS was approximately $3 million, which includes interest accrued on the outstanding balance of the amounts funded. Such amounts funded were presented in the cost of revenues of 2006 (see also Note 14D). The repayment was made in five installments during 2007.

As at December 31, 2007, the balance of the grants received for remaining programs totaled $432 thousand of which $90 thousand has been paid as royalties.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies (cont’d)

C.	Capital expenditure commitments

The Company invests in capital expenditures according to “Approved Enterprise”programs. As at December 31, 2007, no investments are to be made in current approved programs pursuant to the Israeli Law for the Encouragement of Capital Investments –1959 (see Note 12A1).

D.	Guarantees

At December 31, 2007, the Company has granted guarantees to third parties in the sum of $1.4 million mainly as performance guarantees that can be demanded in case of material breach of contracts. The expiration dates of the guarantees are from January 2008 through December 2008.

E.	Financial instruments

1.	Forward exchange contracts

The geographical distribution of the Company’s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates. Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

As at December 31, 2007, the Company had no open currency forward contracts.

Since the impact of fluctuations in currency exchange rates on foreign exchange contracts offsets the impact on the underlying items being hedged, these instruments do not expose the Company to risk that would otherwise result from fluctuations in currency exchange rates.

2.	Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, investments and trade accounts receivable. The Company maintains cash and cash equivalents, marketable securities, forward exchange contracts and certain other financial instruments with various major financial institutions. These major financial institutions are located in Israel and the United States, and the Company’s policy is designed to limit exposure to any one institution.

With respect to trade accounts receivable, the Company is subject to a concentration of credit risk as a majority of its outstanding trade receivables relate to sales to a limited number of customers.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies (cont’d)

F.	Commitments to indemnify directors and office holders

The Company’s Articles of Association include, but are not limited to, the following provisions in connection with the protection, indemnification and insurance of its directors and officers:

(1)	The Company may prospectively exculpate an Office Holder from all or some of the Office Holders’ responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company to the fullest extent permitted by the Companies Law.

(2)	The Company may indemnify an Officer Holder in respect of an obligation or expense imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.

(3)	The Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.

In this regard, the Company enters into Indemnification Agreements with its directors and officers and purchases D&O liability insurance coverage.

G.	Liability for warranty

The activity in liability for warranty accounts for the year ended December 31 is as follows:

	December 31
	2007	2006	2005
	$ in thousands

Balance outstanding at beginning of the year	638	619	522
Warranty expenses	(269)	(358)	(449)
Warranties for products sold	427	633	519
Lapsed warranties	(349)	(256)	(136)
Balance related to the acquisition of Telesoft	-	-	163

Balance outstanding at end of the year	447	638	619

Warranty expenses are reported under cost of revenues.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies (cont’d)

H.	Negative pledge

In September 2002, the Company executed a negative pledge to an Israeli Bank in which it undertook not to perform primarily the following without the Bank’s prior written consent:

(1)	Mortgage, or undertake to mortgage, in any manner or form, any of its assets in favor of any third party.

(2)	Sell assets (other than in the ordinary course of business) for consideration exceeding $1 million in the aggregate, on an annual basis.

On the basis of the above-mentioned negative pledge, the Bank has agreed to grant various credit facilities and/or banking services to the Company. The credit facilities granted by the Bank to the Company and outstanding as of December 31, 2007 are approximately $1.2 million (out of total guarantees granted of $1.4 million) for guarantees issued by the Bank in favor of third parties, at the request of the Company.

I.	Class action complaint

On October 19, 2004, a class action complaint (the “Class Action Complaint”), Leumi Gemel Ltd. v. ECtel Ltd., et al., Case No. 8:04-CV-03380-RWT, was filed in the United States District Court for the District of Maryland. Named as defendants are ECtel Ltd., ECI Telecom Ltd., and certain of ECtel’s directors and officers. The Class Action Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, by making false and misleading statements in the Company’s SEC filings and press releases during a period beginning April 24, 2001, and lasting through April 2, 2003. The claims are purportedly brought on behalf of all persons who purchased the Company’s stock during that period. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs.

The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the court granted the Company’s motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. The Company responded by requesting that the court deny the motion to amend. On March 6, 2007, the court denied the plaintiff’s motion to further amend the class action. Plaintiff filed an appeal of the district court’s orders with the United States Court of Appeals for the Fourth Circuit. After briefing in the Fourth Circuit but before oral argument or any decision thereon, the parties reached an agreement in principle to resolve the litigation. The parties have executed a stipulation of settlement documenting their agreement. The stipulation of settlement must be approved by the district court which has not yet occurred.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity

A.	Share incentive (stock options and restricted shares plans)

1.	The Company’s Share Option Plan (the “ECtel Plan”) was adopted by the Board of Directors on June 15, 1998.

The ECtel Plan provides that options may be granted to senior employees or managers of the Company or its subsidiaries pursuant to (a) one or more sub-plans designed to benefit Israeli employees from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

The Company’s 2003 Share Option Plan (the “2003 Share Option Plan”) was adopted by the Board of Directors on August 3, 2003.

The purpose of the 2003 Share Option Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or its subsidiary, whether Israeli or non-Israeli, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Plan is designed to allow the grantees to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance (New Version) 1961, or the Tax Ordinance, as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, or, with respect to non-Israeli grantees, the applicable laws relevant in the country of residency of such grantees.

In September 2004, the Company’s shareholders approved the increase in the number of ordinary shares underlying the Company’s 2003 Share Option Plan for international grantees from 200,000 ordinary Shares to 1,700,000 ordinary shares and the decrease in the number of ordinary Shares underlying the Company’s other share option plans (other than the Company’s 2003 U.S. stock option plan covering 50,000 ordinary shares) by an aggregate of (i) 490,266 ordinary shares as of the date of the resolution and (ii) 437,933 ordinary shares underlying the then outstanding options, which were scheduled to expire within 60 days following the date of the resolution, upon such expiration (unless any of such options were exercised prior to such expiration).

2.	The Company began using Stock Appreciation Rights (“SAR”) as its primary stock-based incentive compensation, in November 2006. Prior to such time, stock options were primarily used for stock-based incentive compensation.

In April 2006, the Company’s shareholders approved an amendment to 2003 Share Option Plan (hereinafter – “2003 Equity Incentive Plan”).

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

The 2003 Equity Incentive Plan: (i) increased the number of shares reserved for issuance under the 2003 Equity Incentive Plan by 2,000,000 shares, from 1,700,000 shares to 3,700,000 shares, (ii) added Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance under the 2003 Equity Incentive Plan, (iii) terminated the ECtel Ltd. 2003 U.S. Employee Stock Option Plan (the “2003 U.S. Plan”) and (iv) consolidated the terms of the 2003 U.S. Plan into the 2003 Equity Incentive Plan so that the Company will have only one equity incentive plan under which it makes awards.

3.	Stock option grants during the reporting period

3.1	In February 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 120,000 ordinary shares. In February 2005, the Company granted 120,000 options to employees. The exercise price is $3.64 per share. These options vest in 12 equal quarterly installments commencing May 2005.

3.2	In May 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 100,000 ordinary shares. In May 2005, the Company granted 100,000 options to employees. The exercise price is $3.70 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2006.

3.3	In August 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 45,000 ordinary shares. In August 2005, the Company granted 45,000 options to employees. The exercise price is $4.54 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing August 2006.

3.4	In November 2005, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 75,000 ordinary shares. In November 2005, the Company granted 75,000 options to employees. The exercise price is $4.97 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing November 2006.

3.5	In January 2006, the Board of Directors authorized, under the 2003 Share Option Plan, the grant to employees of options to purchase a total of 170,000 ordinary shares. In January 2006, the Company granted 170,000 options to employees. The exercise price is $4.47 –4.63 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing January 2007.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

3.6	In November 2006, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 640,000 ordinary shares. In November 2006, the Company granted 620,000 options to employees and 20,000 options to directors. The exercise price is $4.86 per share. The employee options vest in 4 equal annually installments commencing November 2007. The director options vest 33% after one year and the rest in 8 equal quarterly installments commencing November 2007.

3.7	In May 2007, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 300,000 ordinary shares. In May 2007, the Company granted 300,000 options to employees. The exercise price is $3.49 per share. These options vest 33% after one year and the rest in 8 equal quarterly installments commencing May 2008.

3.8	In May 2007, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 280,000 ordinary shares. In May 2007, the Company granted 280,000 options to employees. The exercise price is $3.49 per share. These options vest 25% after one year and the rest in 12 equal quarterly installments commencing May 2008.

3.9	In August 2007, the Board of Directors authorized, under the 2003 Equity Incentive Plan, the grant to employees of options to purchase a total of 140,000 ordinary shares. In November 2007, the Company granted 120,000 options to employees and 20,000 options to directors. The exercise price is $3.28 per share. These options vest in 4 equal annual installments commencing August 2008. The director options vest 33% after one year and the rest in 8 equal quarterly installments commencing August 2008.

During 2007 and 2006, the Company recorded share-based compensation expense in the amount of $1,130 thousand and $995 thousand, respectively, in accordance with SFAS No. 123(R).

None of the above stock options were granted at exercise prices below the market price of the ordinary shares on the date of the grant.

The total intrinsic value of abovementioned options that vested prior to December 31, 2005 was zero.

The total intrinsic value of options exercised during the year ended December 31, 2007 and 2006, was $ 49 thousand and $42 thousand, respectively.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

4.	Following is a summary of options activity under the Company’s stock-based incentive compensation plans during the years ended December 31, 2007, 2006 and 2005:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			In years	$ in thousands

Balance at January 1, 2005	3,072,271	6.22

Granted	340,000	4.07
Exercised	(17,917)	2.59
Forfeited and expired	(133,861)	8.20

Balance at December 31, 2005	3,260,493	5.93

Granted	810,000	4.80
Exercised	(500,373)	2.74
Forfeited and expired	(1,218,206)	7.97

Balance at December 31, 2006	2,351,914	5.20

Granted	720,000	3.45
Exercised	(321,733)	3.03
Forfeited and expired	(659,182)	5.54

Balance at December 31, 2007	2,090,999	4.82	4.53	79

Exercisable at
December 31, 2007	1,077,369	5.83	3.71	79

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

5.	Following is a summary of non-vested options activity as of December 31, 2007, under the Company’s stock-based incentive compensation plans:

	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2007	1,095,717	$2.17
Granted	720,000	1.39
Vested	(331,008)	1.86
Forfeited	(471,019)	2.31

Non-vested at December 31, 2007	1,013,630	$1.65

As of December 31, 2007, there was $1,665 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements under Company’s stock-based incentive compensation plans which is expected to be recognized over the weighted average period of 3 years. The total fair value of shares vested during the year ended December 31, 2007 was $ 885 thousand.

6.	Fair value method

The Company has determined the weighted average fair value per option of stock-based arrangements granted during 2007, 2006 and 2005 to be $1.39, $2.29, and $2.79, respectively. The fair values of the stock based compensation awards granted were estimated using the “Black Scholes” option pricing model with the following assumptions:

Year of grant	Expected dividend yield	Expected option life	Expected volatility	Risk free interest rate	Fair value $

February 2005	-	6.00	77.49%	3.83%	2.51
May 2005	-	6.25	74.38%	3.47%	2.53
August 2005	-	6.25	74.56%	4.10%	3.14
November 2005	-	6.25	72.05%	4.10%	3.37
January 2006	-	6.11	71.05%	4.47%	3.00
January 2006	-	6.11	70.96%	4.31%	3.09
November 2006 (employees)	-	4.25	46.42%	4.61%	2.09
November 2006 (directors)	-	4.00	46.35%	4.61%	2.03
May 2007	-	4.00	41.50%	4.58%	1.34
May 2007	-	4.25	46.98%	4.58%	1.51
August 2007 (employees)	-	4.25	40.97%	4.58%	1.29
August 2007 (directors)	-	4.00	33.66%	4.58%	1.09

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

6.	Fair value method (cont’d)

The Company has determined the fair value of stock-based arrangements as follows:

The expected option life represents the weighted average period of time that options granted are expected to be outstanding. The expected life of the options granted to employees and directors during 2005, 2006 and 2007, is calculated based on the Simplified Method as allowed under SAB 107, giving consideration to the contractual term of the options and their vesting schedules.

The Company estimates its expected stock volatility based on its own historical stock volatility.

B.	Treasury Shares

In April 2006, the Company’s Board of Directors authorized a plan for repurchase of the Company’s ordinary shares on the open market in an amount in cash of up to $15 million. Under the repurchase plan, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase plan was for one year and may be suspended from time to time or discontinued.

As of December 31, 2007 and 2006, the Company repurchased 2,304,794 shares of its common stock for total consideration of $11,472 thousand, at an average purchase price of $4.98 per share.

The share repurchases were funded from available working capital.

Note 12 – Income Taxes

A.	Tax programs under various Israeli tax laws:

Israeli Companies

(1)	Israeli income tax is computed on the basis of the Israeli companies’ results in nominal NIS determined for statutory purposes. The Companies are assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985) (the “Inflationary Adjustments Law”), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Israeli Law for the Encouragement of Capital Investments – 1959 (“the Law”), ECtel Ltd. was awarded “Approved Enterprise” status under the alternative benefits track. The approved program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which ECtel Ltd. will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a two-year period followed by reduced tax rates for the remaining years of the benefit period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). At December 31, 2007, approximately 97% of the cost of ECtel Ltd.‘s production facilities represented Approved Enterprise facilities (2006 – 97%; 2005 – 87%).

Dividend distributions originating from the income of an Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which ECtel Ltd. received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% – 25%, depending on the percentage of foreign investment holding in ECtel Ltd. as defined by the Law.

On March 30, 2005, amendments to the Law became effective. The primary changes are as follows:

—	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternate Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

—	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividends and accelerated depreciation.

—	In order to receive the tax benefits in the Grant Path or the Alternate Path, the industrial enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of tax benefits may be as early as 2004.

As at December 31, 2007, ECtel Ltd. has ended its investments in investment programs under previous approval pursuant to the Law and is currently investing in accordance with the abovementioned amendments to the Law. See also Note 10C. As of the date of these financial statements, the Approved Enterprise tax benefits, pursuant to the amendments to the Law have not yet commenced.

(2)	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969.

ECtel Ltd. has determined that it currently qualifies as an “Industrial Company” as defined by the above law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the Inflationary Adjustments Law.

(3)	Tax rates applicable to income from other sources in Israel.

If ECtel Ltd. derives income from sources other than the Approved Enterprise during the relevant benefit period, such income will be taxable at regular corporate tax rates (see Note 12H below).

(4)	Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

ECtel Ltd. has determined that it is a “foreign invested company” as defined in the Israeli Law for the Encouragement of Capital Investments 1959. ECtel Ltd.‘s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 beginning on January 1, 2007. Accordingly, its taxable income or loss is calculated in US Dollars.

B.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon the respective tax laws in their countries of domicile.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

C.	Taxes on income

Income tax expense (benefit) included in the consolidated statements of operations is comprised as follows:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Current:
Israeli operations	-	-	(296)
Foreign operations	-	4	276

	-	4	(20)

Deferred:
Israeli operations	-	-	-
Foreign operations	(73)	-	-

	(73)	-	-

Income tax expense (benefit)	(73)	4	(20)

D.	Loss before taxes on income from continuing operations

	Year ended December 31
	2007	2006	2005
	$ in thousands

ECtel Ltd. and its Israeli subsidiaries	(8,792)	(3,510)	(1,612)
Foreign subsidiaries	(82)	1,214	225

	(8,874)	(2,296)	(1,387)

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

E.	Reconciliation of the statutory income tax expense (benefit) to actual income tax expense (benefit)

A reconciliation of the statutory income tax expense (benefit), assuming all income is taxed at the statutory rates applicable in Israel, and the actual income tax expense (benefit) is as follows:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Loss before taxes on income from continuing operations
as reported in the consolidated statements of operations	(8,874)	(2,296)	(1,387)

Statutory tax rate	29%	31%	34%

Benefit computed at statutory tax rate	(2,573)	(712)	(472)
Foreign tax rate differentials	21	134	(102)
Tax effect due to Approved Enterprise status	395	887	395
Change in valuation allowance	513	(278)	718
Prior year adjustments	-	-	(296)
Non-deductible expenses	837	429	90
Other	734	(456)	(353)

Actual income tax expense (benefit)	(73)	4	(20)

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

F.	Components of deferred income tax

The Company recognizes deferred tax benefits based on management’s expectation that future taxable earnings will be achieved. A valuation allowance has been recorded in respect of the majority of the balance of deferred tax assets as management concluded that at December 31, 2007 it is more likely than not that such assets will not be realized.

The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31
	2007	2006
	$ in thousands

Current deferred tax assets:

Accrued expenses	20	21
Inventory	-	13
Vacation pay accruals	204	269
Allowance for doubtful accounts	3,737	4,025
Research and development costs	834	837

Gross current deferred tax assets	4,795	5,165

Less - valuation allowance	(4,760)	(5,165)

Net current deferred tax asset	35	-

Long term deferred tax assets:

Liability for employee severance benefits	238	267
Operating and capital loss carryforwards	27,192	26,375
Property, plant and equipment	176	92
Research and development costs	383	299

Gross long term deferred tax assets	27,989	27,033

Less - valuation allowance	(27,951)	(27,033)

Net long-term deferred tax asset	38	-

Net deferred tax asset	73	-

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

F.	Components of deferred income tax (cont’d)

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2007, will be allocated as follows:

$ in thousands

Income tax benefit that would be reported in the
consolidated statements of operations	29,240
Goodwill and intangible assets	3,471

32,711

G.	Tax assessments and tax loss carryforwards

Final tax assessments have been received by the Israeli companies through the 2001 tax year.

The U.K. and U.S. Income Tax Authorities completed their examinations of the income tax returns, respectively, for the U.K and U.S. subsidiaries in 2007. Final tax assessments for the U.K and U.S subsidiaries have been received through the 2003 and 2005 tax years, respectively.

The Israeli Companies have tax loss carryforwards of approximately $102 million, which can be carried forward indefinitely.

The UK subsidiary has a tax loss carryforward of approximately $0.7 million, which can be carried forward indefinitely. However, starting in 2006, the UK subsidiary’s losses cannot be offset against current income, in accordance with the tax laws of the United Kingdom.

The US subsidiary has a tax loss carryforward of $6 million, which will expire between 2023 and 2024.

The German subsidiary has a tax loss carryforward of approximately $0.4 million, which can be carried forward indefinitely.

H.	Reduction in the company tax rate

On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – the Amendment). The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2008 – 27%, 2009 – 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Income Taxes (cont’d)

I.	Accounting for uncertainty in income taxes

The Company’s total unrecognized tax benefit as of December 31, 2007, was $1,208 thousand as a result of tax positions taken during a prior period. This amount has been included as a component of current liabilities on the balance sheet. At January 1, 2007, the total unrecognized tax benefit was $1,099 thousand. The change during 2007 was a result of exchange rate differences. In addition, interest relating to the unrecognized tax benefit has been included as a component of current liabilities on the balance sheet as of December 31, 2007 in the amount of $164 thousand. The total unrecognized tax benefit as of December 31, 2007 that, if recognized, would affect the Company’s effective tax rate was $1,208 thousand.

It is reasonably possible that the unrecognized tax benefit, primarily relating to the deductibility of certain expenses for tax purposes, will significantly decrease within the next 12 months as a result of a potential settlement with the taxing authorities.

Note 13 – Related Party Transactions

A.	Generally, related parties are comprised of principal shareholders (those owning 10% or more of the Company’s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company.

Transactions with related parties are mainly comprised of sales of some of the Company’s products and purchases from related parties in respect of cost of revenues.

All transactions with related parties are in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

B.	Balances due to or from related parties:

	December 31
	2007	2006
	$ in thousands

Assets:
Trade receivables, net	17	353

Liabilities:
Trade payables	18	6
Other payables	-	12

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Related Party Transactions (cont’d)

C.	Income from and expenses to related parties:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Sales	47	518	190
Purchase from related parties	-	253	304
Research and development costs	-	-	46
Selling and marketing expenses	-	478	253
General and administrative expenses	114	83	61
Financial (income) expenses	-	(14)	9

Note 14 – Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Cash and cash equivalents include short-term deposits in the amount of $4,614 thousand as at December 31, 2007 (December 31, 2006 – $3,399 thousand).

B.	Trade Receivables

1.	Net of provision for doubtful accounts of $13,253 thousand as at December 31, 2007 (December 31, 2006 - $13,374 thousand).

The activity in the allowance for doubtful accounts for the years ended December 31 is as follows:

	December 31
	2007	2006	2005
	$ in thousands

Allowance for doubtful accounts
at the beginning of the year	13,374	18,051	20,637
Additions charged to doubtful debt expense	247	-	1,917
Write-down charged against the allowance	-	(4,031)	(1,997)
Recoveries of amounts previously reserved	(368)	(646)	(2,506)

Allowance for doubtful accounts
at the end of the year	13,253	13,374	18,051

2.	A substantial portion of the Company’s sales are to large telecommunications service providers. In certain cases the Company obtains collateral from its customers, such as letters of credit and promissory notes.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

C.	Other Receivables

	December 31
	2007	2006
	$ in thousands

Prepaid expenses	540	278
Other	832	649

	1,372	927

D.	Other Payables and Accrued Liabilities

	December 31
	2007	2006
	$ in thousands

Employees and social benefits	2,438	2,525
Government authorities	1,256	1,210
Chief Scientist (see also Note 10B)	84	2,994
Commissions payable	1,552	1,064
Product warranty liability (see Note 10G)	447	638
Other payables	19	2

	5,796	8,433

E.	Disclosures about segments and related information

1.	Information on sales by geographic distribution:

Revenues are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2007	2006	2005
	$ in thousands

Europe	11,132	16,341	11,166
Americas	7,429	6,303	8,607
Asia Pacific and other	746	2,006	817
Middle East and Africa	1,591	4,152	2,561

	20,898	28,802	23,151

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

E.	Disclosures about segments and related information (cont’d)

2.	Revenues from single customers exceeding 10% of Revenues:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Customer A	-	4,620	2,341

	-	4,620	2,341

3.	Long-lived assets on a geographical basis:

	Israel	Europe	Total
	$ in thousands

December 31, 2007	13,649	83	13,732
December 31, 2006	13,959	91	14,050
December 31, 2005	14,702	-	14,702

F.	Cost of revenues:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Materials and components	3,745	4,656	3,257
Salaries, wages and employee benefits	4,474	4,480	3,681
Depreciation	86	109	164
Royalties to Chief Scientist	-	2,300	700
Share-based compensation	103	71	-
Other manufacturing and service costs	1,770	1,435	1,531

	10,178	13,051	9,333
Decrease in inventories	7	583	1,652

	10,185	13,634	10,985

G.	Research and development costs, net:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Expenses incurred	4,762	4,485	4,082
Share-based compensation	27	24	-
Less - grant participations	-	(232)	(460)

	4,789	4,277	3,622

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

H.	Selling and marketing expenses:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Salaries and employee benefits	3,474	2,846	2,699
Agents' commissions	2,392	3,892	1,405
Advertising and exhibitions	357	313	218
Domestic and foreign travel	827	723	512
Share-based compensation	118	488	-
Other expenses	1,378	1,240	2,083

	8,546	9,502	6,917

Advertising costs are expensed as incurred

I.	General and administrative expenses:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Salaries and employee benefits	2,655	1,921	1,924
Doubtful debt expense (recovery), net	(121)	(646)	(589)
Share-based compensation	882	412	-
Other administrative and general expenses	2,341	2,125	2,764

	5,757	3,812	4,099

J.	Financial income and expenses:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Financial expenses:
Interest and bank charges (see also Note 10B)	170	707	390
Exchange rate differences (see Note 2(B))	363	90	58

	533	797	448

Financial income:
Interest, mainly on bank deposits and
marketable securities	1,583	1,980	1,923
Exchange rate differences (see Note 2(B))	109	50	19

	1,692	2,030	1,942

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Supplementary Financial Statement Information (cont’d)

K.	Supplementary statement of operations information:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Maintenance and repairs	605	568	801
Depreciation of property, plant and equipment	506	611	807
Taxes (other than income taxes)	110	116	99
Rent of premises	589	557	617
Lease of vehicles	801	849	628

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 – Balances in Currencies Other Than the U.S Dollar:

A.	Comprised of:

	December 31, 2007					December 31, 2006
	Israeli currency		Other foreign currency		Total	Israeli currency		Other foreign currency		Total
	Linked(*)	Unlinked	Euro	Other		Linked(*)	Unlinked	Euro	Other
	$ in thousands

Assets
Trade receivables, net	-	1,909	1,480	2,757	6,146	-	1,955	3,379	518	5,852
Other current assets	-	1,448	220	102	1,770	-	2,634	319	34	2,987
Long-term other receivables	-	135	-	-	135	-	144	-	-	144

	-	3,492	1,700	2,859	8,051	-	4,733	3,698	552	8,983

Liabilities
Trade payables	-	1,277	18	346	1,641	-	2,040	29	20	2,089
Other current liabilities	1,214	2,276	143	57	3,690	1,100	2,527	119	75	3,821
Long-term liabilities	-	2,352	-	-	2,352	-	2,505	-	-	2,505

	1,214	5,905	161	403	7,683	1,100	7,072	148	95	8,415

(*)	Linked to the Israeli CPI.

B.	Aggregate exchange rate (losses) gains for the years ended December 31, 2007, 2006 and 2005 are $(293) thousand, $(273) thousand and $123 thousand, respectively.

As stated in Note 2(B), exchange gains and losses are included in the same statement of operationsitems in which the related transactions are included.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 – Disclosure Regarding Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current and non-current receivables, short and long-term marketable securities, accounts payable and accruals, and other long-term liabilities.

In view of their short term nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value.

The fair value of long-term marketable securities also approximate the carrying value since it bears interest at rates close to the prevailing market rates.

Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

Note 17 – Restructuring and Related Impairment Costs

In December 2005, the Company acquired Elron Telesoft Ltd. and Elron Telesoft Export Ltd. As a result of the acquisition the Company made certain restructuring charges as a result of redundancies.

The following table summarizes the net charges or reversals under the restructuring program:

	December 31 2007	December 31 2006	December 31 2005
	$ in thousands

Restructuring costs	-	-	523
Reversal of prior restructuring costs	-	-	(163)

	-	-	360

Note 18 – Acquisition-Related Expenses

During 2006, the Company carried out a due-diligence process in the framework of an examination of a potential acquisition opportunity which reached advanced stages in the third quarter of 2006. Eventually, the Company decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore recorded an amount of $640 thousand as acquisition-related expenses.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 – Subsequent Events

(1)	In April 2008, the Company purchased substantially all the assets of Compwise Ltd. (“Compwise”), an Israeli based company, for $1.3 million dollars, pursuant to an asset purchase agreement. Compwise is a provider of business analytic solutions for telecommunication operators.

(2)	Registration Rights Agreement with members of the IDB Group

In April 2008, the Company entered into a Registration Rights Agreement with its two largest shareholders: (a) Koor Industries Ltd. and (b) Clal Electronics Industries Ltd., a wholly-owned subsidiary of Clal Industries and Investments Ltd., both of which are members of the IDB Group, and their affiliates IDB Development Corporation Ltd. and Badal Securities Ltd. Koor Industries Ltd.; Clal Electronics Industries Ltd.; IDB Development Corporation Ltd. and Badal Securities Ltd. will be jointly referred to herein as “Holders”. Pursuant to this Registration Rights Agreement, the Company granted to the Holders rights in connection with sales, from time to time, of the Company’s ordinary shares held by such Holders. As required by the Israeli Companies Law, this agreement was approved by the Company’s audit committee, board of directors and a special majority of the Company’s shareholders. Under this agreement, the Holders are entitled to demand and piggyback registration rights. The first of such demand registrations must be for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders (commonly known as a “shelf” registration), and the second demand registration may only be effected not less than 2 years after the effective date of the shelf registration. In addition, if the Company proposes to register for public sale any of its ordinary shares under the Securities Act, the Holders would be entitled to request that the Company include some of their ordinary shares in such registration (commonly known as “piggyback” registration rights). The Registration Rights Agreement has a term of five years provided that it will terminate earlier upon the percentage holdings of the Holders falling below a specified threshold.